November 1, 2004

Dreyfus Florida Intermediate Municipal Bond Fund

Supplement to Statement of Additional Information
Dated May 1, 2004

THE FOLLOWING INFORMATION REPLACES ANY CONTRARY
INFORMATION CONTAINED IN THE STATEMENT OF ADDITIONAL
INFORMTION UNDER THE CAPTION "HOW TO BUY SHARES-DREYFUS
TELETRANSFER PRIVELEGE":

Dreyfus TeleTransfer Privelege. You may purchase shares by telephone or online
if you have checked the appropriate box and supplied the necessary information on the
Account Application or have filed a Shareholder Services Form with the Transfer Agent.
The proceeds will be transferred between the bank account designed in one of these
documents and your fund account. Only a bank account maintained in a domestic
financial institution which is an Automated Clearing House ("ACH") member may be so
designated.

Dreyfus TeleTransfer purchase orders may be made at any time. If purchase
orders are received by 4:00 p.m., Eastern time, on any day that the Transfer Agent and
the New York Stock Exchange are open for regular business, or made on Saturday,
Sunday or any Fund holiday (e.g., when the New York Stock Exchange is not open for
business), Fund shares will be purchased at the share price determined on the next bank
business day following such purchase order. To qualify to use the Dreyfus TeleTransfer
Privilege, the initial payment for purchase of shares must be drawn on, and redemption
proceeds paid to, the same bank and account as are designated on the Account
Application or Shareholder Services Form on file. If the proceeds of a particular
redemption are to be sent to an account at any other bank, the request must be in writing
and signature-guaranteed. See "How to Redeem Shares--Dreyfus TeleTransfer
Privelege."